SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People’s Republic of China (the “Company”), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

Page
Announcement on connected transaction dated November 30, 2004	4

Board resolutions dated November 30, 2004	10

Page 2 of 10 Pages

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 2, 2004	By:	/s/ Lu Yipin
	Name:	Lu Yipin
	Title:	Chairman

Page 3 of 10 Pages

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

CONNECTED TRANSACTION

Important Highlights:

The twentieth meeting of the fourth session of the Board of Directors was convened on 30 November 2004 at which the Board of Directors considered and approved the signing and execution of the Assets Transfer Agreement between Sinopec Corp. and the Company.

The Company entered into the Assets Transfer Agreement with Sinopec Corp. in Shanghai on 30 November 2004. Pursuant to the Assets Transfer Agreement, the Company shall transfer the Catalysts-Related Business to Sinopec Corp. for an agreed purchase price of RMB49,916,200. The net asset value of the Catalysts-Related Business were valued as at 31 May 2004 at RMB49,916,200.

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly accept full responsibility for any false statements, misleading representations or material omissions in this announcement.

The Board is pleased to announce that it passed a resolution on 30 November 2004 approving the signing and execution of the Assets Transfer Agreement between the Company and Sinopec Corp (this “transaction” or this “connected transaction”).

This transaction is a connected transaction under the Shanghai Listing Rules and Hong Kong Listing Rules. Pursuant to Rule 14A.32 of the Hong Kong Listing Rules, such a connected transaction is only subject to reporting and announcement requirements and is not subject to independent shareholders’ approval at the Company’s general meeting.

1.	Definition

Unless otherwise provided herein, capitalised terms shall have the following meanings in this announcement (including the section headed “Important Highlights”):

“Assets Transfer”	The transfer of the Catalysts-Related Business to Sinopec Corp. at a purchase price of RMB49,916,200 pursuant to the Assets Transfer Agreement

Page 4 of 10 Pages

“Assets Transfer Agreement”	The Assets Transfer Agreement dated 30 November 2004 between the Company and Sinopec Corp. in respect of the transfer of the Catalysts-Related Business

“Assets Valuation Report”	The Assets Valuation Report dated 31 August 2004 (Zhong Zheng Ping Gu Zi [2004] No. 054) issued by Beijing Zhong Zheng Appraisal Co., Ltd., an asset valuer, which is not a connected person to the Company or Sinopec Corp. as defined in the Hong Kong Listing Rules, in relation to the valuation of the net asset value of the Catalysts-Related Business, employing 31 May 2004 as the valuation base date

“Catalysts-Related Business”	The catalysts business owned by Science and Technology Development Company, a subsidiary of the Company, which includes both assets and liabilities

“Closing Date”	The closing date as set forth in the Assets Transfer Agreement

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organised in the PRC and listed on the Main Board of the SEHK as well as in Shanghai and New York

“Connected Person”	The meaning as defined in the Hong Kong Listing Rules and Shanghai Listing Rules

“Controlling Shareholder”	The meaning as defined in the Hong Kong Listing Rules and Shanghai Listing Rules

“Directors”	The directors of the Company, including the independent non-executive directors

“SEHK”	The Stock Exchange of Hong Kong Limited

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	The People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

Page 5 of 10 Pages

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a company organised in the PRC and listed on the Main Board of the SEHK as well as in New York, London and Shanghai (Stock code: 386)

“Sinopec Group Company”	Sinopec Petrochemical Corporation, a wholly State-owned company organised in the PRC

“SSE”	The Shanghai Stock Exchange

2.	Overview of the Connected Transaction

The twentieth meeting of the fourth session of the Board of Directors was convened on 30 November 2004 during which the Board of Directors considered and approved the signing and execution of the Assets Transfer Agreement between the Company and Sinopec Corp.

The Company entered into the Assets Transfer Agreement with Sinopec Corp. in Shanghai on 30 November 2004. Pursuant to the Agreement, the Company agreed to the transfer of the Catalysts-Related Business to Sinopec Corp. at a purchase price of RMB49,916,200. The valuation provided by Beijing Zhong Zheng Appraisal Co., Ltd, a property appraiser in the PRC authorised to issue valuation reports, in the Assets Valuation Report was used as a basis for the purchase price in Asset Transfer Agreement.

The Board of Directors of the Company (including the independent non-executive directors) was of the opinion that the Assets Transfer was conducted on normal, fair and reasonable commercial terms upon arm’s length negotiations and was in the interests of the Company and its shareholders as a whole. When considering and approving the transaction, Liu Wenlong and Zhang Baojian, directors of the Company, abstained from considering this transaction and voting therefor as they were directors of Sinopec Corp. and were deemed to be interested in this transaction pursuant to the articles of association of the Company.

3.	The Connected Parties and their Relationships

3.1	Sinopec Corp.

Sinopec Corp. is the Controlling Shareholder of the Company. As at 30 June 2004, Sinopec Corp. owned 55.56% of the total equity interest in the Company. Other general information of Sinopec Corp. is summarised as follows:-

Name:	Sinopec Petroleum & Chemical Corporation

Legal address:	A6 Huixindong Street, Chaoyang District, Beijing, PRC

Type:	A joint stock limited company (listed)

Page 6 of 10 Pages

Legal representative:	Chen Tonghai

Date of establishment:	8 August 2001

Term of operation:	Perpetual existence

Registered capital:	RMB86,702,439,000

Primary business:	exploration, exploitation and sale of oil and natural gas; pipeline transmission of oil and natural gas; oil refining; production, sale, storage and delivery of petrochemicals, chemical fibres and other chemical products; wholesale, retail, storage and delivery of refined oil products and other oil products and operation of convenient stores affiliated to the service stations; electricity generation, manufacturing and installation of machines; purchase, sale and supervision on the manufacturing of raw materials, coal, equipments and components; research, development and application of technology and information; and import and export, exportation of technology and labour related services.

In accordance with the PRC Accounting Standards, the audited total assets value, net assets value and net profits of Sinopec Corp. as at 31 December 2003 were RMB390,213,000,000, RMB162,946,000,000 and RMB19,011,000,000 respectively.

3.2	Principal activities of the Company

The Company is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

4.	Description of the Subject Matter of this Connected Transaction

The subject matter of this connected transaction related to the Catalysts-Related Business which was based in Jinshan District, Shanghai. According to the management accounts of the Science and Technology Development Company, the revenue of the Catalysts-Related Business amounted to RMB113,671,400, and the net profit after tax and extraordinary items of the Catalysts-Related Business amounted to RMB1,415,000. The net profit before tax and extraordinary items of the Catalysts-Related Business amounted to RMB1,664,706.

As at 31 May 2004, the book asset value and the book liabilities were RMB43,570,500 and RMB2,685,300 respectively. As such, the net book value of the Catalysts-Related Business was RMB40,885,200. In the Assets Valuation Report, Beijing Zhong Zheng Appraisal Co, an asset valuer which is not a connected person to the Company or Sinopec Corp. as defined in the Hong Kong Listing Rules, valued the net asset value of the Catalysts-Related Business as at 31 May 2004 at RMB49,916,200 with a gain on disposal of RMB9,030,900 or 22.09%. The gain was a result of the fact that the valuation took into account the potential value and importance of patent rights and proprietary technology that formed an integral part of the Catalysts-Related Business.

Page 7 of 10 Pages

The Catalyst-Related Business was free and clear of any guarantee, charge, pledge or other limitations on the Assets Transfer and was not subject to any litigation, arbitration, judicial enforcement or other material dispute.

5.	Key Terms and Pricing Policy of the Connected Transaction

The purchase price of the Catalysts-Related Business was determined by reference to the Assets Valuation Report (which valuation is set out in detail below) and upon arm’s length negotiation between the parties. Pursuant to the Assets Valuation Report, employing 31 May 2004 as the base valuation date, the net asset value of the Catalysts-Related Business was RMB49,916,200 and the subsequent purchase price was fixed at RMB49,916,200. The Board of Directors was of the view that there was no material change in the value of the Catalysts-Related Business since the last valuation as of 31 May 2004. The Company intended to use the purchase monies from the Assets Transfer as part of the working capital of the Company.

Pursuant to the Assets Transfer Agreement, the parties will complete the transfer of the Catalysts-Related Business on the Closing Date. Sinopec Corp. agreed to pay in cash in full the purchase price, i.e. RMB49,916,200, to the Company or such personnel as designated by Company on the Closing Date. To clearly set out the rights and obligations of the parties in connection with the transfer of the relevant building ownership and land use rights underlying the Catalysts-Related Business, the parties intend to enter into a separate agreement, in addition to the Assets Transfer Agreement.

6.	Reasons for the Connected Transaction and its effect on the Company

Science and Technology Development Company was a subsidiary of the Company. The company was involved in the development of auxiliary agent catalysts, water treatment agents, finish for fibres and fine chemical products mainly made of ethylene oxide. The company specialised in the research and production of CTA acrylonitile, BCTP terephthalic acid purification palladium carbon catalyst and CTV vinylacetate catalysts.

Science and Technology Development Company was unsuccessful in securing a significant market share of the catalyst sector and its research and production capabilities were not as competitive as its competitors.

Research and development as well as the production of catalysts had always been considered as a peripheral part of the business of the Company. Given that Science and Technology Development Company was only a small player in the catalyst market, the Company believed that it was more beneficial to devote its efforts and resources on the core and more profitable part of the business, namely processing crude oil into synthetic fibres, resins and plastics. As such, the Company decided to dispose of its interest in the Catalysts-Related Business.

7.	Opinion from the Independent Non-Executive Directors

Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan, independent non-executive directors of the Company, formed the following opinion in relation to this connected transaction:

(1)	For the purpose of considering and voting for the “Resolutions in Relation to the Transfer of the Catalysts-Related Business and a Connected Transaction” at the meeting of the Board of Directors, both Liu Wenlong and Zhang Baojian, the Directors who were deemed to be interested in this transaction, abstained from the decision-making procedures. This was in compliance with the relevant laws and regulations as well as the provisions of the articles of association of the Company.

Page 8 of 10 Pages

(2)	This connected transaction in question was conducted on normal commercial terms and the pricing method and all other terms under the Assets Transfer Agreement related thereto were reasonable and fair. This connected transaction in question was also reasonable and fair as to the Company and all its shareholders.

(3)	It was in the interest of the Company and the shareholders as a whole to enter into the transaction and as such the independent non-executive directors of the Company voted in favour of the transaction.

8.	Documents for inspection

The following documents will be available for inspection at the legal address of the Company from the date of this announcement to 31 December 2004 during normal office hours:

(1)	Assets Transfer Agreement;

(2)	The Resolution of the Board of Directors of the Company dated 30 November 2004;

(3)	The Opinion of the Independent Non-executive Directors executed and confirmed by the independent non-executive directors of the Company, i.e. Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan;

(4)	The Assets Valuation Report (Zhong Zheng Ping Gu Zi [2004] No. 054) issued by Beijing Zhong Zheng Appraisal Co., Ltd.

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chonyjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Lin Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Yongshou, Wang Xingyu and Chen Xinyuan.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, 30 November 2004

Page 9 of 10 Pages

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Resolutions of the Twentieth Meeting

of the Fourth Session of the Board of Directors

The Company and all members of the Board of Directors confirm that the information contained in this announcement is true, accurate and complete, and jointly and severally accept full responsibility for any false or misleading statements or material omissions in this announcement.

The twentieth meeting of the fourth session of the board of directors of Sinopec Shanghai Petrochemical Company Limited (the “Company”) (the “Meeting”) was held on 30 November 2004 by means of correspondence. The convening of the Meeting complied with the PRC Company Law and the Articles of Association of the Company. The Meeting was chaired by the Chairman, Mr. Lu Yiping. The Meeting considered and approved the following resolutions:

1.	The Assets Transfer Agreement that the Company entered into with Sinopec Corp., for the transfer of the Catalysts-Related Assets to Sinopec Corp. at an agreed purchase price of RMB49,916,200 (employing 31 May 2004 as the valuation base date) was approved.

As of the date of this announcement, the executive directors of the Company are Lu Yiping, Rong Guangdao, Du Chongjun, Han Zhihao, Wu Haijun and Gao Jinping; the non-executive directors of the Company are Liu Wenlong and Zhang Baojian, and the independent non-executive directors of the Company are Gu Chuanxun, Wang Xingyu, Wang Yongshou and Chen Xinyuan.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, 30 November 2004

Page 10 of 10 Pages